

07005090

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING RECEIVED MAR 0 1 2007 WASH, D.C. 210 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50400

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CU Investment Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9701 Renner Blvd., Suite 350
(No. and Street)

Lenexa (City) Kansas (State) 66219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David A. Dickens
President and CEO
(913) 227-6066 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

One Kansas City Place, 1200 Main Street, Suite 2000 (Address) Kansas City (City) Missouri (State) 64105 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Dickens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU Investment Solutions, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

EVELYN D. WALLACE
Notary Public - State of Kansas
My Appt. Expires 8/29/2010

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

CU Investment Solutions, Inc.
(A Wholly Owned Subsidiary of U.S. Central Federal Credit Union)
SEC File Number: 8-50400
December 31, 2006
With Report of Independent Registered Public Accounting Firm

0702-0809798

CU Investment Solutions, Inc.

(A Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

Statement of Financial Condition

December 31, 2006

Contents



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASH, D.C.
210
SECTION

0702-0809798

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
CU Investment Solutions, Inc.

We have audited the accompanying statement of financial condition of CU Investment Solutions, Inc. (the Company) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at December 31, 2006, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Kansas City, Missouri
February 27, 2007

CU Investment Solutions, Inc.
(A Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 804,300
Receivables:	
Due from parent	112,500
Receivable from customer	346,499
Advisory fees	35,751
Accrued interest	24,460
Total receivables	519,210
Securities owned, at fair value	3,159,503
Deferred income taxes	89,408
Other assets	3,802
Total assets	$ 4,576,223
Liabilities and stockholder's equity	
Liabilities:	
Payable to brokers, dealers, and others	$ 343,478
Due to parent	79,298
Accounts payable and accrued expenses	188,674
Total liabilities	611,450
Stockholder's equity:	
Common stock, no par value, 2,000 shares authorized, 800 shares issued and outstanding	4,066,909
Accumulated deficit	(102,136)
Total stockholder's equity	3,964,773
Total liabilities and stockholder's equity	$ 4,576,223

See accompanying notes.

1. Nature of Organization

CU Investment Solutions, Inc. (the Company) is registered with the Securities and Exchange Commission as a securities broker and dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the National Association of Securities Dealers, Inc. and the Securities Investor Protection Corporation. The Company was incorporated in Kansas on December 21, 1988, and is a wholly owned subsidiary of U.S. Central Federal Credit Union (U.S. Central). The Company provides services to U.S. Central, corporate credit unions, and natural person credit unions throughout the United States.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the statement of financial condition of the Company. These accounting policies conform with accounting principles generally accepted in the United States and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash

Cash represents funds on deposit at financial institutions, including U.S. Central.

Securities Transactions

Securities transactions of customers are recorded on a settlement-date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis. Securities transactions executed for the Company are recorded on a trade-date basis. In certain cases, another broker and dealer or customer will fail to deliver securities to the

2. Summary of Significant Accounting Policies (continued)

Company, and as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and settles cash when the security is delivered.

Proprietary securities transactions and the related revenues and expenses are recorded on a trade-date basis. As of December 31, 2006, securities owned consisted of highly rated mortgage-related securities and federal government sponsored enterprises securities, which are carried at fair value based on quoted market prices.

Income Taxes

The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the statement of financial condition and the tax bases of assets and liabilities using enacted rates. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Although the Company is a wholly owned subsidiary of U.S. Central, the Company files federal and state income tax returns on a separate company basis, since U.S. Central is a tax-exempt organization.

Recently Issued Accounting Standards

FIN No. 48

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN No. 48). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN No. 48 prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in a tax return. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN No. 48 establishes a two-step process for evaluation of tax positions. The first step is recognition, under which the enterprise determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The enterprise is required to presume the position will be

2. Summary of Significant Accounting Policies (continued)

examined by the appropriate taxing authority that has full knowledge of all relevant information. The second step is measurement, under which a tax position that meets the more likely than not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. FIN No. 48 is effective for fiscal years beginning after December 15, 2006. Therefore, FIN No. 48 will be effective for the Company's fiscal year beginning January 1, 2007. The cumulative effect of adopting FIN No. 48 is required to be reported as an adjustment to the opening balance of retained earnings (or other appropriate components of equity) for that fiscal year, presented separately. Adoption of FIN No. 48 is not expected to have a material impact on the Company's financial condition.

SFAS No. 157

In September 2006, FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 clarifies the definition of fair value and the methods used to measure fair value and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management is in the process of determining the impact of this pronouncement on the Company's financial condition.

3. Related-Party Transactions

Through a master service agreement, the Company is authorized and appointed to effect sales of financial instruments or products issued or provided by U.S. Central including, but not limited to, U.S. Central shares and share certificates and such other financial instruments or products U.S. Central may offer. In its capacity as adviser, the Company provides advice to U.S. Central with respect to new product development, structuring of financial products and services, and customer support. These amounts are negotiated with U.S. Central and do not necessarily represent the fees that would have been charged by a third party.

U.S. Central and its subsidiaries provide various shared support services for the Company, including market risk reporting, accounting, legal, brokerage and clearance costs, personnel administration, office space, Web page maintenance, and data processing services. These amounts are based on U.S. Central's costs to provide the services and do not necessarily represent the cost that would be charged by a third party for these services.

3. Related-Party Transactions (continued)

Amounts due to or from affiliate represent receivables or payables with U.S. Central or its subsidiaries.

As of December 31, 2006, the Company had investments in U.S. Central share accounts of $803,811. These investments are classified as cash on the statement of financial condition.

As discussed further in Note 7, the Company has a line-of-credit agreement and a master repurchase agreement with U.S. Central.

4. Income Taxes

Deferred income taxes are recorded based upon differences between the statement of financial condition and tax bases of assets and liabilities. Deferred income tax assets consist of the following at December 31, 2006:

Deferred income tax assets:	
State and federal net operating loss carryforward	$ 153,379
Accrual for compensated absences	11,797
Unrealized loss on investment securities	88
Deferred income tax asset	165,264
Valuation allowance	(75,856)
Deferred income tax asset, net	$ 89,408

A valuation allowance of $75,856 was recorded in 2006, as management of the Company believes it is more likely than not the results of future operations will not be sufficient to fully realize the deferred tax assets in the near term. As of December 31, 2006, the Company has federal net operating loss carryforwards of $364,625 that begin to expire in 2023 and $606,313 of state net operating loss carryforwards that begin to expire in 2012.

5. Benefit Plans

The Company's employees participate in a defined contribution retirement plan sponsored by U.S. Central. In February 2005, U.S. Central merged its two defined contribution plans into one plan. The consolidated plan provides for the same combined employer contributions as did the two legacy plans.

Under the terms of the plan, participants of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service. After the participant completes one year of service, the Company matches 50% of the participant contribution, up to 6% of the salary of the participant. The employer matching contributions vest immediately. The Company also contributes 5% of participants' salaries up to certain limitations as defined by the Internal Revenue Service. The Company begins making these contributions after the employee completes one year of service. These amounts are fully vested after four years of service.

6. Business Risk and Concentrations

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2006, did not have a material adverse effect on the financial condition of the Company.

As of December 31, 2006, the Company provided its advisory and transaction services solely to corporate credit unions and members of corporate credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with U.S. Central and the credit union industry.

7. Commitments

As a source of liquidity, the Company has entered into an arrangement with U.S. Central, whereby U.S. Central may extend credit to the Company in an amount up to $8 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest determined by U.S. Central, and, unless otherwise requested by the Company, be for a period of one day. As of December 31, 2006, there were no amounts outstanding under this facility.

As an additional source of liquidity, the Company has entered into a master repurchase agreement with U.S. Central, whereby the Company may sell securities to U.S. Central under an agreement to repurchase the same securities at a later date. As of December 31, 2006, no amounts were outstanding under this agreement.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule (Rule 15c3-1). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

At December 31, 2006, the Company had net capital of $2,765,718, which was $2,665,718 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net capital for the Company is not permitted to exceed 15:1. As of December 31, 2006, the ratio of aggregate indebtedness to net capital for the Company was 0.22 to 1.

END